Schering sets the course for the future with successful business year 2004
- World leader in fertility control
- FOCUS Initiative shows first successes
- Significant increase in earnings per share: +14%

Berlin, March 4, 2005 - Schering AG, Germany (FSE: SCH, NYSE: SHR) today published its Group Annual Report and Accounts for 2004 on the occasion of its Annual Press Conference.

Schering reported net sales of EUR 4.9 billion in business year 2004. At EUR 761 million, operating profit was up 11% on the previous year's figure. Net profit rose from EUR 443 million in 2003 to EUR 500 million in 2004, a 13% increase year-on-year. Earnings per share were up by 14% to EUR 2.61 compared to EUR 2.28 in 2003.

"We have a successful fiscal year behind us", said Dr. Hubertus Erlen, Chairman of the Executive Board of Schering AG. "With our FOCUS Initiative we have set the course for long-term and profitable growth. Key to this is the concentration on four strategic business areas, the reshaping of our portfolio and the improvement in productivity. Against this background, we are confident that we shall build on the success of the previous year in 2005."

Particularly due to the success of the oral contraceptive Yasmin(R) (net sales +56% currency adjusted), Schering became the world leader in fertility control in 2004. Available in 75 countries, Yasmin(R) is today the world's leading oral contraceptive.

Other major products, including Betaferon(R) (net sales +5% currency adjusted) and Mirena(R) (net sales +25% currency adjusted), showed encouraging growth in 2004. Total net sales of the ten top-selling products rose by +8% after adjusting for currency effects.

The rise in operating profit is based on a significant increase in operative performance in particular due to improved cost structures. Thus, at EUR 524 million, engineering and administrative costs were 7% below the previous year's figure. Research and development costs remained almost constant at EUR 919 million. Their ratio to net sales remained stable, at 19%.

"We have made significant progress towards reaching our aim of an operating margin of 18% in 2006", said Dr. Joerg Spiekerkoetter, CFO of Schering AG. "In order to achieve this ambitious goal, we will continue to optimize our cost structures and further improve our operating margin this year".

Upcoming dates:
April 14, 2005: Annual General Meeting in Berlin
April 25, 2005: Publication of the Interim Report Q1 2005

Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Gynecology&Andrology, Oncology, Diagnostic Imaging as well as Specialized Therapeutics for disabling diseases. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work

This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.

Your contacts at Corporate Communication:
Media Relations: Oliver Renner , T: +49-30-468 124 31, oliver.renner@schering.de
Investor Relations: Peter Vogt, T: +49-30-468 128 38, peter.vogt@schering.de


Find additional information at: www.schering.de/eng